Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-209867) and Form S-8 (No. 33-51189, 33-54347, 333-127246, 333-138577, 333-146068, 333-152344, 333-161939 and 333-188846) of Thermo Fisher Scientific Inc. of our report dated February 28, 2017, except with respect to the effects on the consolidated financial statements insofar as it relates to the change in the composition of reportable segments as discussed in Note 3 and the change in the manner in which the Company accounts for employee share-based payments and classifies certain cash receipts and cash payments as discussed in Note 1 as to which the date is May 5, 2017, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
May 5, 2017